SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

 MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 30, 2017

1. DATE, TIME AND PLACE: on November 30, 2017, at 10 a.m., at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, in the Municipality of Camaçari, State of Bahia.
2. CALL NOTICE: Call Notice published according to article 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), in the “Official Gazette of the State of Bahia”, in editions of November 15, 17 and 18, 2017 and in the newspaper “O Correio da Bahia”, in editions of November 15, 16 and 17, 2017. 3. ATTENDANCE: Shareholders representing ninety-seven point fourteen percent (97.14%) of the voting capital of the Company attended the Extraordinary General Meeting, as per the signatures below and included in the “Shareholders' Attendance Book”. Shareholders representing forty-four point eighty-three percent (44.83%) of the Company’s preferred shares were also present, as per the signatures included in the "Shareholders' Attendance Book". The following individuals were also present: (a) Mr. Ismael Campos de Abreu, representative of the Company’s Fiscal Board; and (b) Mr. Giancarlo Naldi Falkenstein, representative of Apsis Consultoria e Avaliações Ltda., a company enrolled in the CNPJ/MF under No. 08.681.365/0001-30, with its principal place of business at Rua do Passeio, nº 62, 6º andar, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro (“Apsis”). 4. COMPOSITION OF THE PRESIDING BOARD: Chairwoman: Paula Cristina Penteado Magalhães Azevedo; and Secretary: Alessandra Ordunha Araripe, both chosen as established paragraph 3 of Article 16 of the Company’s Bylaws. 5. AGENDA: (a) Ratification of the appointment and engagement of Apsis as responsible for preparing the book value appraisal report of the net equity of Braskem Petroquímica Ltda. (“BRK Petroquímica” or “Mergee”) to be used in the merger of BRK Petroquímica into the Company (“Appraisal Report”); (b) Evaluation and approval of the Appraisal Report; (c) Examination, discussion and voting of the terms and conditions of the "Protocol and Justification of the Merger of Braskem Petroquímica Ltda. into Braskem S.A." ("Protocol and Justification"), entered into on October 26, 2017, by and between the Company and BRK Petroquímica, the purpose of which is the merger of BRK Petroquímica into the Company ("Merger"), and the approval of the Merger proposed; (d) As a result of the Merger proposed, approval of the amendment to clause 2 of the Company's Bylaws in order to include complementary activities that were performed only by BRK Petroquímica to the activities performed by the Company; (e) As a result of the conversion of shares exercised by minority shareholders of Class “B” preferred shares, the approval of the amendment to clause 4 of the Company’s Bylaws in order to update the share capital; (f) Approval of the rectification of item “b” of clause 39 of the Company’s Bylaws in order to align it with item “xx” of clause 26 of the Company’s Bylaws; and (g) Authorization to the managers of the Company so they may practice any acts required for the conclusion of the Merger and other approvals.  6. FISCAL BOARD OPINION: The Company’s Fiscal Board, in an Opinion issued on November 8, 2017, stated that the documents related to the Merger are apt for appraisal by the General Meeting, under the Protocol and Justification and the Appraisal Report. 7. RESOLUTIONS: the matters of the agenda were put into discussion and voting, and the following resolutions were unanimously taken by the attendees entitled to vote, as per the voting map included in Exhibit I, which, for all due purposes, must be considered as an integral part hereof: (a) Specialized Company: ratification and approval of the appointment and engagement of specialized company Apsis, which prepared the Appraisal Report, and its representative made himself available to clarify any doubts of the attending shareholders. (b) Appraisal Report: approval of the Appraisal Report dated October 5, 2017, prepared based on the unaudited financial statements of BRK Petroquímica of August 31, 2017 (“Base Date”), which, once initialed by the Presiding Board, becomes an integral part hereof as Exhibit II. The Appraisal Report stated that BRK Petroquímica’s net equity value has been appraised in two billion, one hundred and eighty-three million, one hundred and nine thousand, six hundred and thirty-four Reais and seventeen centavos (BRL 2,183,109,634.17) on the Base Date.(c) Protocol and Justification and Merger: approval: (i) of the Protocol of Justification and its exhibits, which contain the purpose, conditions and other information related to the Merger, and, once initialed by the Presiding Board, becomes an integral part

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BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 30, 2017

hereof as Exhibit III; and (ii) of the Merger itself, under the terms and conditions set forth in the Protocol and Justification, resulting in the termination of the Mergee and the cancellation of the one billion, five hundred and seventy-two million, three thousand, six hundred and ninety-five (1,572,003,695) quotas issued thereby, under article 226, paragraph 1 of the Brazilian Corporation Law. Moreover, due to the Merger, Braskem shall universally succeed Mergee, in all of its rights and obligations. (c).1.: Register that, under the Protocol and Justification, the Merger shall not result in any change in the share capital value nor the issue of new shares of the Company, since, on the date hereof, the total amount of the Mergee quotas is owned by the Company, which already has the consolidated record of the Mergee in its consolidated financial statements. Thus, there is no shares exchange relation, and the provisions of article 264 of the Brazilian Corporation Law shall not apply; and (c).2.: Register that the branches of BRK Petroquímica located: (i) in the City of Duque de Caixas, State of Rio de Janeiro, at Rua Marumbi, nº 1400, Campos Eliseos, CEP 25.221-000, enrolled in the CNPJ/MF under No. 04.705.090/0005-09 and NIRE 3390084752-0; (ii) in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, nº 4777, 11º andar, parte, Alto de Pinheiros, CEP 05.477-000, enrolled in the CNPJ/MF under No. 04.705.090/0004-10 and NIRE 35903053411; (iii) in the City of Mauá, State of São Paulo, at Avenida Ayrton Senna da Silva, nº 2700, Jardim Oratório, CEP 09380-901, enrolled in the CNPJ/MF under No. 04.705.090/0003-39 and NIRE 35903053429; (iv) in the City of Mauá, State of São Paulo, at Rua União, nº 765, prédio ADM, 1º andar, Jardim Sônia Maria, CEP 09380-900, enrolled in the CNPJ/MF under No. 04.705.090/0007-62 and NIRE 3590478601-2; and (v) in the City of Marechal Deodoro, State of Alagoas, at Rodovia Divaldo Suruagy, Km 12, Via II, parte, Polo Cloroquímico, CEP 57.160-000, enrolled in the CNPJ/MF under No. 04.705.090/0009-24 and NIRE 27900368520; shall be, consequently, terminated, as the activities which were developed thereby will be respectively absorbed and developed by the following branches of the Company, located: (i) in the City of Duque de Caxias, State of Rio de Janeiro, at Rua Marumbi, nº 1001 - parte e 1400, Jardim Balneário Ana Clara, Duque de Caxias, State of

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BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 30, 2017

Rio de Janeiro, CEP 25.221-000, enrolled in the CNPJ/MF under No. 42.150.391/0047-53 and NIRE 33901318873; (ii) in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, nº 4777, 11º andar, Edifício Villa Lobos, Alto de Pinheiros, CEP 05.477-000, enrolled in the CNPJ/MF under No. 42.150.391/0044-00 and NIRE 3590398874-6; (iii) in the City of Mauá, State of São Paulo, at Avenida Ayrton Senna da Silva, nº 2700, Vila Santa Cecília, Mauá-SP, CEP 09380-440, enrolled in the CNPJ/MF under No. 42.150.391/0052-10 and NIRE 3590502709-3; (iv) in the City of Mauá, State of São Paulo, at Rua União, nº 765, Jardim Sônia Maria, Mauá/SP, CEP 09380-900, with pending CNPJ/MF and NIRE; (v) in the City of Marechal Deodoro, State of Alagoas, at Rodovia Divaldo Suruagy, Km12, Via II, Polo Cloroquímico, CEP 57.160-000, enrolled in the CNPJ/MF under No. 42.150.391/0021-14 and NIRE 27900068402. Moreover, it was registered that the activities developed by BRK Petroquímica in its principal place of business located in the City of Camaçari, State of Bahia, at Rua Hidrogênio, 1404, parte, Polo Petroquímico de Camaçari, Camaçari/BA, CEP 42810-010, enrolled in the CNPJ/MF under No. 04.705.090/0006-81 and NIRE 29203889686, shall be developed by the Company’s branch located in the City of Camaçari, State of Bahia, at Rua Hidrogênio, nº 3520, sala 10, Polo Petroquímico, Camaçari/BA, CEP 42810-280, enrolled in the CNPJ/MF under No. 42.150.391/0053-00 and NIRE 29901247728. (d) Amendment to Clause 2 of the Company’s Bylaws: approval of amendment to clause 2 of the Company’s Bylaws in order to include, in its corporate purpose, the activities complementary to those already performed by the Company, which were performed only by BRK Petroquímica. As a result of this resolution, clause 2 of the Company’s Bylaws shall become effective with the following new wording: “Clause 2 - The purpose of the Company comprises: a) the manufacture, trade, import and export of chemical and petrochemical products and by-products; b) production, distribution and trade of utilities such as: steam, water, compressed air, industrial gas, as well as the provision of industrial services; c) the production, distribution and trade of electric power for its own consumption and of other companies; d) the participation in other companies, pursuant to Law 6,404/76, as partner or shareholder;

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BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 30, 2017

e) the manufacture, distribution, trade, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG) and other petroleum by-products; f) the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products; g) the free lease or loan of assets that are owned or possessed thereby as a result of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and h) the provision of services related to the activities above.” (d).1.: Register that the Company’s minority shareholders shall have no right to withdrawal because of a change in the Company’s corporate purpose, since such complements to the activities performed thereby do not entail a change in the business line nor substantially alter the Company’s social role. Furthermore, it is understood that, since these activities had been performed until then by a company totally owned by the Company, these functions were already indirectly performed thereby, through its subsidiary. (e) Amendment to Clause 4 of the Company's Bylaws: approval and amendment to clause 4 of the Company’s Bylaws in order to update the share capital, as a result of the conversion of shares exercised by the minority shareholders of class “B” preferred shares into class “A” preferred shares, as per clause 6, paragraph 3 of the Company's Bylaws, with fifteen thousand, two hundred and eighty-eight (15.288) class “B” preferred shares converted into seven thousand, six hundred and forty-four (7,644) class “A” preferred shares.  As a result of this resolution, the main section of clause 4 of the Company’s Bylaws shall become effective with the following new wording: “Clause 4 -The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,257,604) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, ten thousand, six hundred and twenty-two (345,010,622) are class “A” preferred shares; and five hundred and seventy-eight thousand, three hundred and thirty

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BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 30, 2017

(578,330) are class “B” preferred shares.” (f) Amendment to Clause 39 of the Company's Bylaws: approval of the rectification of item “b” of clause 39 of the Company’s Bylaws in order to align it with item “xx” of clause 26 of the Company’s Bylaws.  As a result of this resolution, item “b” of clause 39 of the Company’s Bylaws shall become effective with the following new wording: “Clause 39 - The Executive Office is prohibited from: (...) b) practicing acts of any nature regarding businesses or transactions foreign to the corporate purposes, such as the provision of guarantees for third party obligations, except to the controlled companies, or if expressly authorized by the Board of Directors.”  (g) Authorization to the Company’s Managers: authorize the Company’s managers to practice all acts required for the conclusion of the Merger and other approvals. 8. CLOSING: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all attendees, who authorized the  drawing up of the minutes related to this Extraordinary General Meeting as a summary, as well as their publication without the signatures of the shareholders present, under article 130 of the Brazilian Corporation Law. 9. SIGNATURES: Presiding Board: Paula Cristina Penteado Magalhães Azevedo, as Chairwoman; and Alessandra Ordunha Araripe, as Secretary. Shareholders: ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A (by proxy Pedro Vítor Costa Santos Rebouças); ODEBRECHT S.A. (by proxy Pedro Vítor Costa Santos Rebouças); PETRÓLEO BRASILEIRO S/A - PETROBRAS (by proxy Eduardo Belotti Paes de Figueiredo).

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BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 30, 2017

The above matches the original recorded in the proper book.

Camaçari/BA, November 30, 2017.

_______________________________ Paula Cristina Penteado Magalhães Azevedo Chairwoman	_______________________________ Alessandra Ordunha Araripe Secretary

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.